NEWS RELEASE

STRATASYS RELEASES FOURTH QUARTER AND FULL YEAR 2015 FINANCIAL
RESULTS

Company reports $173.4 million in revenue for the fourth quarter

Fourth quarter non-GAAP net loss of $0.7 million, or ($0.01) per diluted share; and GAAP net loss of $232.3 million, or ($4.46) per diluted share

Company provides financial guidance for full year 2016

Minneapolis & Rehovot, Israel, March 3, 2016 — Stratasys Ltd. (Nasdaq:SSYS), the 3D printing and additive manufacturing solutions company, announced financial results for the fourth quarter and fiscal year 2015.

Q4-2015 Financial Results Summary:
●	Revenue for the fourth quarter of 2015 was $173.4 million.
●	GAAP net loss for the fourth quarter was $232.3 million, or ($4.46) per diluted share, compared to a loss of $92.0 million, or ($1.81) per diluted share, for the same period last year.
●

Non-GAAP net loss for the fourth quarter was $0.7 million, or ($0.01) per diluted share, compared to non-GAAP net income of $24.9 million, or $0.48 per diluted share, reported for the same period last year.

●	The Company generated $7.7 million in cash from operations during the fourth quarter, and finished the year with approximately $258.2 million in cash and cash equivalents and short-term bank deposits.
●	The Company invested a net amount of $22.2 million in R&D projects (non-GAAP basis) during the fourth quarter, representing 12.8% of net sales.
●	Non-GAAP EBITDA for the fourth quarter amounted to a loss of $1.4 million.
●	The Company sold 4,629 3D printing and additive manufacturing systems during the quarter, and on a pro-forma combined basis, has sold a total of 146,024 systems worldwide as of December 31, 2015.
●

The Company completed the goodwill impairment analysis of all of its reporting units that began in the third quarter, and recognized an additional non-cash goodwill, and other intangible assets impairment charges of $104 million, net of tax.

●	The Company also recorded a non-cash valuation allowance against its deferred tax assets in an amount of $95 million.

Fiscal 2015 Financial Results Summary:
●	Revenue for fiscal 2015 was $696.0 million compared to $750.1 million for fiscal 2014.
●	GAAP net loss for fiscal 2015 was $1.4 billion, or ($26.64) per diluted share, compared to a loss of $119.4 million, or ($2.39) per diluted share, for the same period last year.
●

Non-GAAP net income was $10.0 million for fiscal 2015, or $0.19 per diluted share, compared to non-GAAP net income of $103.6 million, or $2.00 per diluted share, reported for the same period last year.

●	Backlog at the end of fiscal 2015 amounted to $27.3 million, versus $14.3 million at the end of 2014.

“Our fourth quarter results reflect the impact of a market environment that is consistent with conditions we have observed throughout the year,” said David Reis, chief executive officer of Stratasys. ”Despite this challenging environment, we remain focused on our strategic initiatives. We are also making progress in optimizing our company’s cost structure and improving working capital management, and were satisfied to observe a favorable trend in operating expenses and positive cash flow from operations during the quarter.”

Recent Business Highlights:
●	Initiated a restructuring plan to generate operational efficiencies and improvements in working capital management.
	○	Reduced global workforce by approximately 10% during the fourth quarter.
	○	Initiated programs to reduce operating expenses and optimize manufacturing.
	○	Impact of restructuring activities will be realized throughout 2016.
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Introduced the updated Objet Connex3, which features the Creative Color Software powered by the Adobe 3D Color Print Engine that enables new color spectrum capabilities; and includes new software enhancements that simplify the design-to-3D print workflow.

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Introduced the MakerBot Smart Extruder+, which is designed and tested to provide improved print performance over a longer period of time. The Smart Extruder+ features improved key components to promote longer-lasting reliability.

“We have entered a transformative new phase in our company’s development,” continued Reis. “Our goal is to maintain our leadership position in prototyping, while developing a solutions-based business model that targets key vertical markets and emerging applications for end-use parts. We believe our comprehensive new strategy will help grow our markets and is essential for maintaining our leadership position.”

Financial Guidance: Stratasys today provided the following information regarding the company’s projected revenue and net income for the fiscal year ending December 31, 2016:
●	Revenue guidance of $700 to $730 million.
●	Non-GAAP net income of $9 to $23 million, or $0.17 to $0.43 per diluted share.
●	GAAP net loss of $84.0 to $67.0 million, or a ($1.60) to ($1.28) per diluted share.

Stratasys provided the following additional information regarding the company’s performance and strategic plans for 2016:
●	Gross margins to improve modestly to a range of 54% to 55%.
●	Operating margins of 3% to 5%.
●	Taxes expense of $10 to $11 million, which includes the negative impact of the planned accounting treatment for tax valuation allowance.
●	Capital expenditures are projected at $60 to $70 million, with approximately $45 million designated for completing the company’s new facility in Israel.

The company believes that it can achieve a significant improvement in its operating structure in 2016 that will translate into improved operating profit compared to the prior year. Given the expected ongoing negative impact on net income of the planned accounting treatment for valuation of deferred tax assets, the company believes operating profit growth will be the best measure of performance in 2016.

“Given the current environment, we recognize the importance of optimizing our cost structure and improving our financial performance, and have made those goals a priority for 2016. In addition, we are committed to developing the many growth opportunities we have identified, including MakerBot, as well as investing aggressively in initiatives to support long-term growth, such as software, corporate IT infrastructure, and vertical market development. We remain excited about our company’s future,” Reis concluded.

Non-GAAP earnings guidance excludes $59.0 million of projected amortization of intangible assets; $25.0 to $27.0 million of share-based compensation expense; $7.0 million in merger and acquisition related expense; $4.0 to $5.0 million in reorganization and other related costs; and includes $5.0 million in tax expenses related to non-GAAP adjustments.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of this press release. The table provides itemized detail of the non-GAAP financial measures.

Stratasys Ltd. Q4 2015 Conference Call Details
The Company will hold a conference call to discuss its fourth quarter and full year financial results on Thursday, March 3, 2016 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at www.stratasys.com under the "Investors" tab; or directly at the following web address: http://edge.media-server.com/m/p/bp67mmzn.

To participate by telephone, the domestic dial-in number is 800-688-0836 and the international dial-in is 617-614-4072. The access code is 49835079.

Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 90 days on the "Investors" page of the Stratasys Web site or by accessing the provided web address.

For more than 25 years, Stratasys Ltd. (NASDAQ:SSYS) has been a defining force and dominant player in 3D printing and additive manufacturing – shaping the way things are made. Headquartered in Minneapolis, Minnesota and Rehovot, Israel, the company empowers customers across a broad range of vertical markets by enabling new paradigms for design and manufacturing. The company’s solutions provide customers with unmatched design freedom and manufacturing flexibility – reducing time-to-market and lowering development costs, while improving designs and communications. Stratasys subsidiaries include MakerBot and Solidscape, and the Stratasys ecosystem includes 3D printers for prototyping and production; a wide range of 3D printing materials; parts on-demand via Stratasys Direct Manufacturing; strategic consulting and professional services; and the Thingiverse and GrabCAD communities with over 2 million 3D printable files for free designs. With more than 2,700 employees and 800 granted or pending additive manufacturing patents, Stratasys has received more than 30 technology and leadership awards. Visit us online at: www.stratasys.com or http://blog.stratasys.com/, and follow us on LinkedIn.

Stratasys is a registered trademark of Stratasys Ltd. and/or its subsidiaries or affiliates.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys' belief that its comprehensive new strategy will help grow its markets, and the statements regarding its projected future financial performance, including under the heading “Financial Guidance,” are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which Stratasys operates; changes in projected capital expenditures and liquidity; changes in Stratasys' strategy; changes in government regulations and approvals; changes in customers’ budgeting priorities; and other factors referred to under “Risk Factors,” “Information on the Company,” “Operating and Financial Review and Prospects,” and generally in Stratasys' annual report on Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission (the “SEC”), and in other reports that Stratasys has filed with or furnished to the SEC from time to time. Readers are urged to carefully review and consider the various disclosures made in Stratasys' SEC reports, which are designed to advise investors as to the risks and other factors that may affect Stratasys' business, financial condition, results of operations and prospects. Any guidance and other forward-looking statements in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Stratasys Investor Relations
Shane Glenn, 952-294-3416
Vice President - Investor Relations
shane.glenn@stratasys.com